Exhibit 99.1



Alcon Posts Solid Fourth Quarter Financial Results

Fourth Quarter Highlights
- *Sales increased 5.7 percent to $1.81 billion (+4.9 percent organic growth)*
- *Adjusted diluted EPS increased 8.1 percent to $1.74 (+13.2 percent to $1.71 reported)*
- *FDA approves MOXEZA™ ophthalmic solution and WaveLight® FS200 femtosecond laser*
- *EU approval received for TRAVATAN® ophthalmic solution without BAK*

2010 Highlights
- *Sales increased 10.5 percent to $7.18 billion (+8.6 percent organic growth)*
- *Adjusted diluted EPS increased 13.2 percent to $7.71 (+9.2 percent to $7.27 reported)*
- *Sales in emerging markets rose 21.3 percent*
- *Glaucoma pharmaceutical sales increased 13.9 percent*
- *Advanced technology intraocular lens sales rose 21.4 percent*

HUENENBERG, Switzerland – January 27, 2011 – Alcon, Inc. (NYSE:ACL) reported that global sales rose 5.7 percent to $1.81 billion for the fourth quarter of 2010. Revenue from acquisitions added 100 basis points to sales growth in the quarter, while foreign currency fluctuations reduced reported sales growth by 20 basis points. Excluding these two factors, the organic sales growth rate was 4.9 percent.

Net earnings for the fourth quarter of 2010 rose 13.8 percent to $521 million, or $1.71 per diluted share, compared to $458 million, or $1.51 per diluted share, in the fourth quarter of 2009. Reported net earnings in the fourth quarter of 2010 included $9 million in after-tax other operating expenses related to the change of majority ownership and merger proposal from Novartis AG. Reported net earnings in the fourth quarter of 2009 included a $30 million tax provision related to a change in tax law regarding the deductibility of foreign currency losses. Excluding these expenses, non-GAAP adjusted net earnings would have grown 8.6 percent to $530 million, or $1.74 per diluted share, compared to adjusted net earnings in the fourth quarter 2009.

For the full year 2010, Alcon, Inc. reported global sales of $7.18 billion, an increase of 10.5 percent over 2009. Revenue from acquisitions and foreign currency fluctuations added 60 and 130 basis points, respectively, to reported sales growth in 2010. Excluding these two factors, the organic sales growth rate was 8.6 percent. Based on these results and an analysis of market factors, Alcon expects to achieve constant currency sales growth in the high single digits in 2011.

Net earnings for 2010 rose 10.1 percent to $2.21 billion, or $7.27 per share on a diluted basis, compared to $2.01 billion, or $6.66 per diluted share, in 2009. Reported net earnings in 2010 included a $24 million pre-tax reduction to cost of goods sold related to changes in estimates for accrued royalties, $130 million in after-tax other operating expenses related to the change of majority ownership and merger proposal from Novartis AG and a $25 million period tax charge related to a change in the tax treatment of retiree medical benefits resulting from U.S. health care reform legislation. Reported net earnings in 2009 included $14 million of after-tax costs related to a reduction in force and $30 million related to the aforementioned tax

provision. Excluding these expenses, non-GAAP adjusted net earnings for 2010 would have risen 14.3 percent to $2.34 billion, or $7.71 per diluted share compared to adjusted net earnings in 2009.

Reconciliations of reported and adjusted results for the fourth quarter and full year are included in the financial tables below.

"2010 was an extremely successful year for Alcon," said Kevin Buehler, Alcon's president and chief executive officer. "We emerged from the challenging economic environment that began in late 2008 to achieve another year of solid operational performance driven by global market share gains, strong organic growth and margin improvement."

"We also welcomed a new strategic majority owner in Novartis AG, and reached agreement on the terms of a full merger that, when approved, will result in Alcon becoming the second largest division of Novartis," Buehler added. "This is an exciting new chapter for Alcon. I believe we can successfully leverage Alcon's leadership position in the eye care specialty segment with the scale and broad-based expertise of Novartis to create a stronger eye care business to meet the needs of doctors and patients."

Fourth Quarter Financial Performance

Sales Highlights
Summarized below are sales highlights for the fourth quarter of 2010. All growth comparisons are for the fourth quarter of 2010 compared to the fourth quarter of 2009. Organic sales growth rates exclude currency impacts and acquisitions and are non-GAAP measures that are reconciled in a table at the end of this release.

➢ U.S. sales increased 3.4 percent to $758 million, driven primarily by solid sales of pharmaceutical products, which grew 9.1 percent.
  o Sales of allergy pharmaceutical products rose 19.0 percent as a result of a strong fall allergy season.
  o The acquisitions of Optonol and **DUREZOL**® ophthalmic steroid added 230 basis points of growth.
  o Surgical growth was negatively affected by a strong comparable quarter in 2009.
  o Heavy promotional activity in the third quarter had a residual negative impact on sales of contact lens disinfectants in the fourth quarter.
➢ Sales in international markets rose 7.7 percent on an organic basis (+7.3 percent reported) to $1.05 billion with balanced contributions from most global markets.
  o Sales in emerging markets increased 13.1 percent organically (+13.7 percent reported), led by the BRIC nations (Brazil, Russia, India and China), which rose 17.2 percent on an organic basis (+18.5 percent reported).
  o International pharmaceutical sales increased 10.9 percent organically (+9.8 percent reported) on broad-based growth across most therapeutic categories.
➢ Global sales of pharmaceutical products increased 8.1 percent on an organic basis (+9.4 percent reported) to $743 million, primarily due to solid global performance of the infection/inflammation franchise and a more severe fall allergy season in the United States.
  o Global infection/inflammation pharmaceutical product sales rose 13.6 percent organically (+18.6 percent reported), led by strong global growth of **Vigamox**® ophthalmic solution and **NEVANAC**® ophthalmic suspension, as well as **DUREZOL**® the United States.

- o Global glaucoma pharmaceutical product sales were $336 million, an increase of 3.4 percent on an organic basis (+2.4 percent reported). Strong sales performance for glaucoma combinations (**DuoTrav**® ophthalmic solution and **Azarga**® ophthalmic suspension) was offset by the conversion of **TRAVATAN**® to **TRAVATAN Z**® ophthalmic solutions in the United States and a strong comparable quarter for generic glaucoma products that included the launch of brimonidine tartrate 0.15%.
- ➢ Global surgical sales were $858 million, an increase of 3.3 percent on an organic basis (+3.6 percent reported).
    - o Global sales of advanced technology intraocular lenses rose 8.4 percent organically (+8.5 percent reported) on continued adoption and utilization by cataract surgeons of the **AcrySof**® **IQ ReSTOR**® **+3.0** and **AcrySof**® **IQ Toric** intraocular lenses.
- ➢ Global sales of consumer eye care products rose 1.0 percent on an organic basis (+1.4 percent reported) to $211 million. The strong global performance the **Systane**® family of artificial tears offset declines in contact lens care and other consumer products.

Earnings Highlights
Summarized below are earnings highlights for the fourth quarter of 2010. All growth comparisons are for the fourth quarter of 2010 compared to the fourth quarter of 2009.
- ➢ Gross profit margin was 76.0 percent compared to 74.0 percent in 2009. The increase was primarily attributable to the impact of foreign exchange rate fluctuations in each period and positive price contribution.
- ➢ Operating income rose 7.3 percent to $576 million, or 31.8 percent of sales. Non-GAAP adjusted operating income would have increased 9.3 percent to $587 million, or 32.4 percent of sales. This increase was attributable to solid sales growth, positive price contribution and the temporary favorable impact of foreign exchange rates on gross profit. Adjusted operating income in the fourth quarter of 2010 excluded $11 million in other operating expenses related to the change of majority ownership and merger proposal from Novartis.
- ➢ Net earnings increased 13.8 percent to $521 million, or $1.71 per diluted share. Non-GAAP adjusted net earnings would have risen 8.6 percent to $530 million, or $1.74 per diluted share. Adjusted net earnings in the fourth quarter of 2010 exclude $9 million of after-tax expenses related to the change of majority ownership and merger proposal from Novartis. Adjusted net earnings in the fourth quarter of 2009 exclude the $30 million tax adjustment.

Full Year Financial Performance

Sales Highlights
Summarized below are sales highlights for full year 2010. All growth comparisons are for full year 2010 compared to full year 2009. Organic sales growth rates exclude currency impacts and acquisitions and are non-GAAP measures that are reconciled in a table at the end of this release.
- ➢ Sales in the United States rose 9.0 percent to $3.18 billion on strong contributions from advanced technology **AcrySof**® intraocular lenses, pharmaceutical products and the **Systane**® family of artificial tears.

- o Advanced technology intraocular lens sales rose 12.5 percent on increased penetration of both the **AcrySof® IQ ReSTOR® +3.0** and **AcrySof® IQ Toric** intraocular lenses.
- o Sales of glaucoma pharmaceutical products rose 12.8 percent, primarily attributable to strong contributions from **TRAVATAN Z®**, **Azopt®** ophthalmic suspension and brimonidine 0.15%.
- o Infection/inflammation pharmaceutical product sales increased 20.7 percent, primarily attributable to the strong performance of **Vigamox®** and **NEVANAC®**, as well as rapid market share growth of **DUREZOL®**.
- o Supported by the mid-year launch of **Systane® BALANCE** lubricant eye drops, sales of artificial tears increased 15.4 percent.
- o Sales growth included 130 basis points from the acquisitions of Optonol and **DUREZOL®**.
- ➤ International market sales increased 9.2 percent on an organic basis (+11.6 percent reported) to $4.00 billion, primarily attributable to rapid growth in emerging markets, strong sales of pharmaceutical products and balanced contributions from most global markets.
  - o Sales in emerging markets rose 17.1 percent organically (+21.3 percent reported), driven by strong sales in the BRIC nations, which together rose 21.9 percent organically (+30.3 reported).
  - o International pharmaceutical product sales increased 12.4 percent on an organic basis (+14.1 percent reported) on broad-based growth in most therapeutic categories.
- ➤ Global sales of pharmaceutical products were $3.07 billion, an increase of 12.7 percent on an organic basis (+14.5 percent reported), due to continued solid global performance of the glaucoma franchise and the impact of the severe allergy season in the United States.
  - o Global glaucoma pharmaceutical product sales rose 13.1 percent organically (+13.9 percent reported), reflecting strong market share growth outside the United States of **AZARGA®** ophthalmic suspension and **DuoTrav®** ophthalmic solution.
  - o Severe allergy and swimmer's ear seasons in the United States led to higher global growth of **Patanol®** and **Pataday®** ophthalmic solutions, which rose 10.7 percent organically (+11.8 percent reported), and **CIPRODEX®** otic suspension, which increased 9.9 percent on an organic basis (+10.5 percent reported).
  - o Global sales of the **TobraDex®** family increased 9.9 percent organically (+9.7 percent reported) due to strong international sales growth and the launch of **TobraDex ST®** ophthalmic suspension in the United States.
- ➤ Global surgical sales rose 5.5 percent on an organic basis (+7.4 percent reported) to $3.22 billion on balanced growth across all product categories.
  - o Global sales of advanced technology intraocular lenses increased 19.7 percent organically (+21.4 percent reported) as cataract surgeons around the world increased adoption and utilization of **AcrySof® IQ ReSTOR® +3.0** and **AcrySof® IQ Toric**.
  - o Global sales of refractive products rose 11.4 percent on continued market share gains of the **WaveLight®** suite of refractive lasers.
- ➤ Global sales of consumer products increased 6.3 percent on an organic basis (+8.2 percent reported) to $893 million on the strong global performance of the **Systane®** family of artificial tears.

- o The launch of **Systane**® **BALANCE** in the United States and further global expansion of **Systane**® **ULTRA** lubricant eye drops contributed to strong performance in the artificial tear category, which rose 15.5 percent organically (+17.7 percent reported).

Earnings Highlights

Summarized below are earnings highlights for full year 2010. All growth comparisons are for full year 2010 compared to full year 2009.

- ➤ Gross profit was $5.50 billion, representing a gross profit margin of 76.7 percent. Reported gross profit in 2010 included a $24 million reduction to cost of goods sold related to changes in estimates for accrued royalties. Reported gross profit in 2009 included $3 million in expenses related to a reduction in force. Excluding these adjustments, non-GAAP gross profit would have increased 12.1 percent to $5.48 billion, or 76.3 percent of sales compared to 75.2 percent in 2009. The increase was primarily attributable to the impact of foreign exchange rate fluctuations in each period and positive price contribution.
- ➤ Operating income increased 9.5 percent to $2.48 billion, or 34.5 percent of sales. Reported operating income in 2010 included the aforementioned royalty adjustment and $152 million in other operating expenses related to the change of majority ownership and merger proposal from Novartis. Reported operating income in 2009 included $19 million related to a reduction in force. Excluding these expenses, non-GAAP adjusted operating income would have increased 14.2 percent to $2.60 billion, or 36.3 percent of sales. This increase was attributable to solid sales growth, positive price contribution and the temporary favorable impact of foreign exchange rates on gross profit.
- ➤ Net earnings increased 10.1 percent to $2.21 billion, or $7.27 per diluted share. Non-GAAP adjusted net earnings would have risen 14.3 percent to $2.34 billion, or $7.71 per diluted share. Adjusted net earnings in 2010 exclude an after-tax impact of $21 million related to the royalty adjustment, $130 million of after-tax expenses related to the change of majority ownership and merger proposal from Novartis and a $25 million period tax charge resulting from U.S. health care reform legislation. Adjusted net earnings in 2009 exclude after-tax expenses of $14 million related to a reduction in force and the $30 million tax adjustment.

Other Highlights

- ➤ **MOXEZA**™ ophthalmic solution was approved by the U.S. Food and Drug Administration (FDA) for the treatment of bacterial conjunctivitis. **MOXEZA**™, a twice-daily treatment, is built on the moxifloxacin anti-infective of **Vigamox**® ophthalmic solution.
- ➤ The FDA approved the **WaveLight**® **FS200** femtosecond laser for corneal flap creation during LASIK surgery.
- ➤ The **LenSx**® femtosecond laser gained FDA approval for arc incision creation in the cornea during cataract surgery. The FDA had previously approved the **LenSx**® laser for anterior capsulotomy, lens fragmentation, partial-thickness incisions for lamellar keratoplasty and full-thickness incisions for penetrating keratoplasty.
- ➤ The European Medicines Agency (EMA) approved a version of **TRAVATAN**® ophthalmic solution that does not contain benzalkonium chloride (BAK) for reduction of elevated intraocular pressure in patients with open-angle glaucoma or ocular hypertension.

- The company filed drug approval applications in selected European Union markets for a BAK-free formulation of **DuoTrav**® ophthalmic solution and a new indication for **NEVANAC**® ophthalmic suspension for the prevention of macular edema associated with cataract surgery.
- The company entered into a licensing agreement with MerLion Pharmaceuticals Pte Ltd for the North American development and commercialization rights to finafloxacin for the treatment of ear infections. The agreement also provides options to include additional geographies and to expand the compound's use for ophthalmic applications.
- The company received clearance from the FDA to complete its voluntary medical device corrective action plan on all **CONSTELLATION**® vision systems in the United States.
- On December 15, 2010, the company announced its board of directors approved a merger agreement with Novartis AG, whereby Novartis will pay a total merger consideration valued at $168 per share for the Alcon shares it does not currently own. More information on the merger can be found in the registration statement on Form F-4 filed by Novartis with the U.S. Securities and Exchange Commission on December 23, 2010.

Company Description

Alcon, Inc. is the world's leading eye care company, with sales of approximately $7.2 billion in 2010. Alcon, which has been dedicated to the ophthalmic industry for 65 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contacts lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon operates in 75 countries and sells products in 180 markets. For more information on Alcon, Inc., visit the Company's web site at www.alcon.com.

# # #

Caution Concerning Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements principally relate to statements regarding the expectations of our management with respect to the future performance of various aspects of our business. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. Words such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "hope," "intend," "estimate," "project," "predict," "potential" and similar expressions are intended to identify forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties and are not intended to give any assurance as to future results. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following: the development of commercially viable products may take longer and cost more than expected; changes in reimbursement procedures by third-party payers may affect our sales and profits; a weakening economy could affect demand for our products; competition may lead to worse than expected financial condition and results of operations; currency exchange rate fluctuations may negatively affect our financial condition and results of operations; completion of the proposed merger with Novartis; pending or future litigation, including with respect to the proposed merger with Novartis, may negatively impact our financial condition and results of operations; litigation settlements may adversely impact our financial condition; the occurrence of excessive property and casualty, general liability or business interruption losses, for which we are self-insured, may adversely impact our financial condition; product recalls or withdrawals may negatively impact our financial condition or results of operations; government regulation or

legislation may negatively impact our financial condition or results of operations; changes in tax laws or regulations in the jurisdictions in which we and our subsidiaries are subject to taxation may adversely impact our financial performance; supply and manufacturing disruptions could negatively impact our financial condition or results of operations. You should read this press release with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

For more information, contact:

Doug MacHatton
Vice President, Treasury and
Investor and Public Relations
(817) 551-8974
doug.machatton@alconlabs.com

www.alcon.com

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Earnings (Unaudited)
(in millions, except share data)

	Three months ended December 31,		Twelve months ended December 31,	
	2010	2009	2010	2009
Sales	$ 1,812	$ 1,715	$ 7,179	$ 6,499
Cost of goods sold	435	446	1,675	1,614
Gross profit	1,377	1,269	5,504	4,885
Selling, general and administrative	559	521	2,070	1,935
Research and development	210	204	747	665
Amortization of intangibles	21	7	60	24
Other operating expenses	11	--	152	--
Operating income	576	537	2,475	2,261
Other income (expense):				
Gain (loss) from foreign currency, net	1	(2)	(3)	(3)
Interest income	7	9	29	46
Interest expense	(2)	(3)	(9)	(16)
Other, net	(1)	13	35	25
Earnings before income taxes	581	554	2,527	2,313
Income taxes	60	96	317	306
Net earnings	$ 521	$ 458	$ 2,210	$ 2,007
Basic earnings per common share	$ 1.72	$ 1.53	$ 7.34	$ 6.72
Diluted earnings per common share	$ 1.71	$ 1.51	$ 7.27	$ 6.66
Basic weighted average common shares	302,287,443	299,179,863	300,932,749	298,847,072
Diluted weighted average common shares	305,110,836	302,807,462	304,104,272	301,348,181

ALCON, INC. AND SUBSIDIARIES
Global Sales
(USD in millions)

| | Three Months Ended December 31, | | | Foreign Currency | Change in Constant |
	2010	2009	Change	Change	Currency
Geographic Sales					
Alcon United States:					
Pharmaceutical	$ 361	$ 331	9.1 %	-- %	9.1 %
Surgical	311	309	0.6	--	0.6
Consumer Eye Care	86	93	(7.5)	--	(7.5)
Total United States Sales	**758**	**733**	**3.4**	**--**	**3.4**
Alcon International:					
Pharmaceutical	382	348	9.8	(1.1)	10.9
Surgical	547	519	5.4	(0.4)	5.8
Consumer Eye Care	125	115	8.7	0.9	7.8
Total International Sales	**1,054**	**982**	**7.3**	**(0.5)**	**7.8**
Total Global Sales	**$ 1,812**	**$ 1,715**	**5.7**	**(0.2)**	**5.9**
Global Product Sales					
Infection/inflammation	$ 261	$ 220	18.6 %	(0.9) %	19.5 %
Glaucoma	336	328	2.4	(1.0)	3.4
Allergy	97	86	12.8	1.2	11.6
Otic/nasal	74	70	5.7	---	5.7
Other pharmaceuticals/rebates	(25)	(25)	N/M	N/M	N/M
Total Pharmaceutical	**743**	**679**	**9.4**	**(0.6)**	**10.0**
Intraocular lenses	319	318	0.3	--	0.3
Cataract/Vitreoretinal/other	506	483	4.8	(0.2)	5.0
Refractive	33	27	22.2	(3.7)	25.9
Total Surgical	**858**	**828**	**3.6**	**(0.3)**	**3.9**
Contact lens disinfectants	104	107	(2.8)	0.9	(3.7)
Artificial tears	86	75	14.7	--	14.7
Other	21	26	(19.2)	--	(19.2)
Total Consumer Eye Care	**211**	**208**	**1.4**	**0.4**	**1.0**
Total Global Sales	**$ 1,812**	**$ 1,715**	**5.7**	**(0.2)**	**5.9**

N/M - Not Meaningful
Note: Change in constant currency calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales change is an important measure of the company's operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices. This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.

ALCON, INC. AND SUBSIDIARIES
Global Sales
(USD in millions)

	Twelve Months Ended December 31, 2010	Twelve Months Ended December 31, 2009	Change	Foreign Currency Change	Change in Constant Currency
Geographic Sales					
Alcon United States:					
Pharmaceutical	$ 1,555	$ 1,353	14.9 %	-- %	14.9 %
Surgical	1,214	1,167	4.0	--	4.0
Consumer Eye Care	408	394	3.6	--	3.6
Total United States Sales	**3,177**	**2,914**	**9.0**	**--**	**9.0**
Alcon International:					
Pharmaceutical	1,511	1,324	14.1	1.7	12.4
Surgical	2,006	1,830	9.6	2.4	7.2
Consumer Eye Care	485	431	12.5	3.7	8.8
Total International Sales	**4,002**	**3,585**	**11.6**	**2.3**	**9.3**
Total Global Sales	**$ 7,179**	**$ 6,499**	**10.5**	**1.3**	**9.2**
Global Product Sales					
Infection/inflammation	$ 980	$ 829	18.2 %	0.6 %	17.6 %
Glaucoma	1,277	1,121	13.9	0.8	13.1
Allergy	539	486	10.9	1.0	9.9
Otic/nasal	409	355	15.2	0.3	14.9
Other pharmaceuticals/rebates	(139)	(114)	N/M	N/M	N/M
Total Pharmaceutical	**3,066**	**2,677**	**14.5**	**0.8**	**13.7**
Intraocular lenses	1,208	1,133	6.6	1.7	4.9
Cataract/Vitreoretinal/other	1,895	1,759	7.7	1.4	6.3
Refractive	117	105	11.4	--	11.4
Total Surgical	**3,220**	**2,997**	**7.4**	**1.4**	**6.0**
Contact lens disinfectants	471	448	5.1	1.8	3.3
Artificial tears	333	283	17.7	2.2	15.5
Other	89	94	(5.3)	2.1	(7.4)
Total Consumer Eye Care	**893**	**825**	**8.2**	**1.9**	**6.3**
Total Global Sales	**$ 7,179**	**$ 6,499**	**10.5**	**1.3**	**9.2**

N/M - Not Meaningful

Note: Change in constant currency calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales change is an important measure of the company's operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices. This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets (Unaudited)
(in millions, except share data)

	December 31, 2010		December 31, 2009	
Assets				
Current assets:				
Cash and cash equivalents	$	2,525	$	3,007
Short term investments		889		479
Trade receivables, net		1,483		1,346
Inventories		693		626
Deferred income tax assets		172		162
Other current assets		307		213
Total current assets		6,069		5,833
Long term investments		398		73
Property, plant and equipment, net		1,388		1,304
Intangible assets, net		953		255
Goodwill		833		688
Long term deferred income tax assets		261		391
Other assets		171		142
Total assets	$	10,073	$	8,686
Liabilities and Shareholders' Equity				
Current liabilities:				
Accounts payable	$	370	$	321
Short term borrowings		337		607
Current maturities of long term debt		62		--
Other current liabilities		1,022		1,047
Total current liabilities		1,791		1,975
Long term debt, net of current maturities		--		56
Long term deferred income tax liabilities		65		59
Other long term liabilities		965		691
Contingencies				
Shareholders' equity:				
Common shares		42		42
Additional paid-in capital		1,669		1,535
Accumulated other comprehensive income		98		203
Retained earnings		5,706		4,533
Treasury shares, at cost		(263)		(408)
Total shareholders' equity		7,252		5,905
Total liabilities and shareholders' equity	$	10,073	$	8,686

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows (Unaudited)
(in millions)

	Twelve months ended December 31,	
	2010	2009
Cash provided by (used in) operating activities:		
Net earnings	$ 2,210	$ 2,007
Adjustments to reconcile net earnings to cash provided from operating activities:		
Depreciation	212	194
Amortization of intangibles	60	24
Share-based payments	78	74
Tax benefits from share-based compensation	8	5
Deferred income taxes	4	51
Loss (gain) on sale of assets	(29)	49
Unrealized appreciation on trading securities	(6)	(76)
Other, net	4	1
Changes in operating assets and liabilities, net of effects from business acquisition:		
Trade receivables	(129)	(144)
Inventories	(54)	(6)
Other assets	(116)	(13)
Accounts payable	49	118
Other current liabilities	(27)	100
Other long term liabilities	111	32
Net cash from operating activities	2,375	2,416
Cash provided by (used in) investing activities:		
Purchases of property, plant and equipment	(309)	(342)
Acquisition of businesses, net of cash acquired	(529)	(149)
Purchases of intangible assets	(137)	(8)
Purchases of investments	(2,881)	(1,261)
Proceeds from sales and maturities of investments	2,149	1,362
Other, net	2	8
Net cash from investing activities	(1,705)	(390)
Cash provided by (used in) financing activities:		
Net proceeds from (repayment of) short term debt	(306)	(492)
Repayment of long term debt	--	(6)
Dividends on common shares	(1,037)	(1,048)
Acquisition of treasury shares	(33)	(7)
Proceeds from exercise of stock options	169	55
Tax benefits from share-based payment arrangements	57	17
Net cash from financing activities	(1,150)	(1,481)
Effect of exchange rates on cash and cash equivalents	(2)	13
Net increase (decrease) in cash and cash equivalents	(482)	558
Cash and cash equivalents, beginning of period	3,007	2,449
Cash and cash equivalents, end of period	$ 2,525	$ 3,007

ALCON, INC. AND SUBSIDIARIES
Reconciliation of Non-GAAP Financial Measures
(in millions)

	Gross Profit			
	Full Year 2010	Full Year 2009	Growth %	2010 % of Sales
As Reported	$ 5,504	$ 4,885	12.7%	76.7%
Change in Royalty Adjustment	(24)	--		
Reduction in Force	--	3		
As Adjusted	$ 5,480	$ 4,888	12.1	76.3

	Operating Income			
	Q4 2010	Q4 2009	Growth %	Q4 2010 % of Sales
As Reported	$ 576	$ 537	7.3%	31.8%
Change of Majority Ownership	11	--		
As Adjusted	$ 587	$ 537	9.3	32.4

	Operating Income			
	Full Year 2010	Full Year 2009	Growth %	2010 % of Sales
As Reported	$ 2,475	$ 2,261	9.5%	34.5%
Change of Majority Ownership	152	--		
Change in Royalty Adjustment	(24)	--		
Reduction in Force	--	19		
As Adjusted	$ 2,603	$ 2,280	14.2	36.3

Note: Adjusted gross profit and operating income measure the results of the company's operations without certain items that did not pertain to the comparable period. Management believes these measures are an important measure of the company's operations because they provide investors with a clearer picture of the core operations of the company. These measures are considered non-GAAP financial measures as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.

ALCON, INC. AND SUBSIDIARIES
Reconciliation of Non-GAAP Financial Measures
(in millions, except share data)

Net Earnings

	Q4 2010	Q4 2009	Q4 Growth %	Full Year 2010	Full Year 2009	Full Year Growth %
As Reported	$ 521	$ 458	13.8%	$ 2,210	$ 2,007	10.1%
Change of Majority Ownership	9	--	--	130	--	--
Change in Royalty Adjustment	--	--	--	(21)	--	--
U.S. Healthcare Reform*	--	--	--	25	--	--
Reduction in Force	--	--	--	--	14	--
Tax Adjustment	--	30	--	--	30	--
As Adjusted	$ 530	$ 488	8.6	$ 2,344	$ 2,051	14.3

Diluted EPS

	Q4 2010	Q4 2009	Q4 Growth %	Full Year 2010	Full Year 2009	Full Year Growth %
As Reported	$ 1.71	$ 1.51	13.2%	$ 7.27	$ 6.66	9.2%
Change of Majority Ownership	0.03	--	--	0.43	--	--
Change in Royalty Adjustment	--	--	--	(0.08)	--	--
U.S. Healthcare Reform*	--	--	--	0.09	--	--
Reduction in Force	--	--	--	--	0.05	--
Tax Adjustment	--	0.10	--	--	0.10	--
As Adjusted	$ 1.74	$ 1.61	8.1	$ 7.71	$ 6.81	13.2

Note: Adjusted net earnings and diluted EPS measure the results of the company's operations without certain items that did not pertain to the comparable period. Management believes these measures are an important measure of the company's operations because they provide investors with a clearer picture of the core operations of the company. These measures are considered non-GAAP financial measures as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.

* Related to a change in the tax treatment of retiree medical benefits in the United States.

ALCON, INC. AND SUBSIDIARIES
Reconciliation of Non-GAAP Financial Measures
(in millions)

	Three Months Ended December 31,		Change	Foreign Currency Change	Acquisition Change	Organic Change
	2010	2009				
Sales by Product Line:						
Pharmaceutical	$ 743	$ 679	9.4%	(0.6)%	1.9%	8.1%
Surgical	858	828	3.6	(0.3)	0.6	3.3
Consumer Eye Care	211	208	1.4	0.4	--	1.0
Total Global Sales	$ 1,812	$ 1,715	5.7	(0.2)	1.0	4.9

Q4 2010 Sales	Change		Foreign Currency Change		Acquisition Change		Organic Change	
International markets	7.3	%	(0.5)	%	0.1	%	7.7	%
Emerging markets	13.7		0.6		--		13.1	
BRIC nations	18.5		1.3		--		17.2	
International pharmaceuticals	9.8		(1.1)		--		10.9	
Infection/inflammation pharmaceuticals	18.6		(0.9)		5.9		13.6	
Glaucoma pharmaceuticals	2.4		(1.0)		--		3.4	
Advanced technology intraocular lenses	8.5		0.1		--		8.4	

Note: Organic change calculates sales growth without the impact of foreign exchange fluctuations and acquisitions. Management believes organic sales change is an important measure of the company's operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices. This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission. Certain reclassifications have been made to prior year amounts to conform to current year presentation.

ALCON, INC. AND SUBSIDIARIES
Reconciliation of Non-GAAP Financial Measures
(in millions)

	Twelve Months Ended December 31, 2010	Twelve Months Ended December 31, 2009	Change	Foreign Currency Change	Acquisition Change	Organic Change
Sales by Product Line:						
Pharmaceutical	$ 3,066	$ 2,677	14.5%	0.8%	1.0%	12.7%
Surgical	3,220	2,997	7.4	1.4	0.5	5.5
Consumer Eye Care	893	825	8.2	1.9	--	6.3
Total Global Sales	**$ 7,179**	**$ 6,499**	**10.5**	**1.3**	**0.6**	**8.6**

Full Year 2010 Sales	Change	Foreign Currency Change	Acquisition Change	Organic Change
International markets	11.6 %	2.3 %	0.1 %	9.2 %
Emerging markets	21.3	4.2	--	17.1
BRIC nations	30.3	8.4	--	21.9
International pharmaceuticals	14.1	1.7	--	12.4
Glaucoma pharmaceuticals	13.9	0.8	--	13.1
Patanol®/ Pataday®	11.8	1.1	--	10.7
CIPRODEX®	10.5	0.6	--	9.9
TobraDex® family	9.7	(0.2)	--	9.9
Advanced technology intraocular lenses	21.4	1.7	--	19.7
Refractive products	11.4	--	--	11.4
Artificial tears	17.7	2.2	--	15.5

Note: Organic change calculates sales growth without the impact of foreign exchange fluctuations and acquisitions. Management believes organic sales change is an important measure of the company's operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices. This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission. Certain reclassifications have been made to prior year amounts to conform to current year presentation.